United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-08016	CUSIP Number 680293107
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Old Stone Corporation
Full Name of Registrant

Former Name if Applicable
2400 Financial Plaza
Address of Principal Executive Office (Street and Number)
Providence, Rhode Island 02903
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Since December 31, 2001, the Company has had no operations other than management of the litigation described in, among other places, Part I, Item 3 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 10-K"). The ultimate outcome of the litigation was described in the 2007 10-K. The Company's receipt of the award resulting from that litigation, including its subsequent redemption of a portion of its outstanding Cumulative Voting Convertible Preferred Stock, Series B, and interest income on the award, has resulted in the Company not being eligible to qualify as an “inactive registrant” under Rule 3-11 of Regulation S-X for its fiscal years ended December 31, 2008 or December 31, 2009. As such, its financial statements included in its Annual Reports on Form 10-K for the fiscal years ended December 31, 2008 and subsequent years must be audited. The Company is finalizing the process of having its financial statements for the fiscal year ended December 31, 2008, audited by an independent registered public accounting firm, and will file its Form 10-K for such year as soon as practicable upon completion of the audit. After it files the Form 10-K for the year ended December 31, 2008, the Company will begin the process of preparing its Form 10-K for the year ended December 31, 2009. The Company has no full time employees to manage the preparation and filing of its periodic reports. The Company does not expect that its Form 10-K for the year ended December 31, 2009 will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Thomas F. Hogg	(401)	457-1172
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  The Company has not yet filed its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 or September 30, 2009. It anticipates preparing and filing such reports after it files its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Old Stone Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-31-2010	By /s/	Thomas F. Hogg	Title:	Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).